UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

StockerYale, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86126 T104 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86126 T104

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

Johanna Pope
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

0
6. Shared Voting Power

2,412,280
7. Sole Dispositive Power

0
8. Shared Dispositive Power

2,412,280

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,280
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

7.3%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 86126 T104

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

Antony Brian Pope
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

0
6. Shared Voting Power

2,412,280
7. Sole Dispositive Power

0
8. Shared Dispositive Power

2,412,280

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,280
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

7.3%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 86126 T104

This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of StockerYale, Inc.

Item 1.	(a)	Name of Issuer:

StockerYale, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

32 Hampshire Road, Salem, New Hampshire 03079

Item 2.	(a)	Name of Person Filing:

Johanna Pope

Antony Brian Pope

	(b)	Address of Principal Business Office or, if none, Residence:

c/o StockerYale, Inc., 32 Hampshire Road, Salem, New Hampshire 03079

	(c)	Citizenship:

Johanna Pope: United Kingdom

Antony Brian Pope: United Kingdom

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

86126 T104

Item 3.	If the statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

Johanna Pope directly owns 1,447,368 shares of Common Stock. Antony Brian Pope directly owns 964,912 shares of Common Stock. Johanna Pope and Antony Brian Pope may each be deemed to beneficially own the shares of Common Stock directly owned by each other.

(b) Percent of class: 7.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,412,280

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,412,280

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	/s/ Johanna Pope
Johanna Pope

/s/ Antony Brian Pope
Antony Brian Pope